FILE NO. 82-4918

Loblaw®

COMPANIES LIMITED

SUPPL


Q4
PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

Loblaw Companies Limited
Fourth Quarter 2004
Preliminary Report to Shareholders

52 Weeks Ended January 1, 2005


05006152

Contents

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3/7

FORWARD-LOOKING STATEMENTS

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationships with its suppliers, pricing pressures and other competitive factors, the availability and costs of fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risks and Risk Management section of the MD&A included in the Company's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated by or implied by such forward-looking statements. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from such forward-looking statements.

Report to Shareholders

Loblaw Companies Limited enjoyed another strong year in 2004, realizing basic net earnings per common share of $3.53, a 15.0% improvement over last year. Fourth quarter basic net earnings per common share increased 15.0% to $1.23 from last year's $1.07.

Sales for the 52 weeks of 2004 increased 3.9% to $26.2 billion from $25.2 billion for the 53 week period in 2003. On an equivalent 52 week basis, 2004 sales growth was approximately 5.9% and same-store sales improved by 1.5%. Sales for the fourth quarter decreased 0.7% to $6.3 billion from $6.4 billion. Sales growth for the fourth quarter of 2004 was approximately 6.8% after adjusting for the extra week in 2003. Fourth quarter same-store sales growth was 1.4% on an equivalent 12 week basis.

Operating income for the full year increased 12.6% to $1,652 million compared to $1,467 million last year, with an operating margin of 6.3% as compared to 5.8% in the corresponding period in 2003. Improved buying synergies and a continued focus on administrative cost control and supply chain efficiencies, partially offset by the investment in selling prices in certain markets contributed to the improvement in operating income. Fixed asset charges, for impairment and accelerated depreciation, for the full year amounted to $22 million compared to $4 million in 2003; the 2004 charges resulting mainly from the repositioning of the Ontario banner portfolio with the addition of *The Real Canadian Superstore* banner. Included in 2003 was an extra week of earnings and a $25 million charge from the voluntary early retirement offer accepted by Ontario employees affected by *The Real Canadian Superstore* labour arrangement. For the fourth quarter of 2004, operating income increased 9.7% to $530 million compared to $483 million. Operating margin improved to 8.4% from 7.6% in the comparable period of 2003 for reasons consistent with the full year improvements mentioned above. Income of $8 million related to the stock-based compensation net of the impact of the associated equity forwards was included in the quarter as compared to $3 million in 2003. Fixed asset charges in the quarter of $8 million compared to $3 million in 2003.

In the year ahead Loblaw will look to reach several new important milestones. A new head office facility in Brampton, Ontario is scheduled to open in the third quarter of 2005 which will allow for the combination of several administrative and operating offices from across southern Ontario into one facility. The internal reorganizations involving the merchandising, procurement and operations groups will proceed, including the transfer of the general merchandise operations from Calgary, Alberta to the new office facility. Through continued assessment of our supply chain network, we expect to identify areas for further synergistic opportunities. These initiatives are expected to provide significant future opportunities for Loblaw but may, in the interim, require costs to be incurred which will be quantified over the next several months as options are assessed. Loblaw continues to follow its well established strategies, investing appropriately to ensure its long term growth and expects continued good sales and net earnings growth in 2005.



W. Galen Weston
CHAIRMAN



John A. Lederer
PRESIDENT

Toronto, Canada
February 8, 2005

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2004 unaudited interim period consolidated financial statements and the accompanying notes included on pages 14 to 24 of this Quarterly Report and the annual consolidated financial statements for the year ended January 3, 2004 and the related annual MD&A included in the Company's 2003 Annual Report. The Company's 2004 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. A glossary of terms used throughout this Quarterly Report can be found on page 66 of the Company's 2003 Annual Report. As discussed in Note 1 to the unaudited interim period consolidated financial statements, the implementation of new accounting standards, namely Section 3110, "Asset Retirement Obligations" and Emerging Issues Committee Abstract 144, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EIC 144") resulted in a restatement of certain prior periods' information. The information in this MD&A is current to February 8, 2005, unless otherwise noted.

RESULTS OF OPERATIONS

The 52 week reporting cycle followed by the Company periodically necessitates a 53 week fiscal year, which occurred last year in 2003. As a result, the fourth quarter of 2003 was 13 weeks in duration while the current year's quarter was 12 weeks.

Sales Sales for the quarter decreased 0.7% to $6.3 billion from $6.4 billion in 2003. On a comparable 12 week basis, fourth quarter sales growth was 6.8%. Excluding the impact of the additional week in 2003, all regions across the country experienced solid sales growth over the prior year. Consistent with prior quarters, retail sales growth in general merchandise categories continued to surpass that of food reflecting the Company's expansion in its breadth of offering.

Fourth quarter same-store sales growth was 1.4% on an equivalent 12 week basis. During the fourth quarter of 2004, 29 new corporate and franchised stores were opened and 20 stores were closed, resulting in an increase of 1.2 million square feet of net retail square footage.

Sales and Sales Growth on a Comparable Week Basis

	Fourth Quarter		Full Year	
($ millions except where otherwise indicated)	2004 (12 weeks)	2003 (13 weeks)	2004 (52 weeks)	2003 (53 weeks)
Sales	$ 6,329	$ 6,373	$26,209	$25,220
Sales growth	(0.7)%	12.9%	3.9%	9.3%
Less: (Negative)/positive impact on sales growth of additional week in 2003	(7.5)%	8.0%	(2.0)%	2.0%
Sales growth on a comparable 12 week and 52 week basis	6.8%	4.9%	5.9%	7.3%

Full year sales of $26.2 billion were 3.9% ahead of last year. On a comparable 52 week basis, sales were 5.9% ahead of last year. In the last two quarters of 2004, on an equivalent 52 week basis, the absolute sales increase over the prior year gained momentum while same-store sales growth remained relatively consistent at 1.5% over the prior year. National food price inflation ranged from 1-2% for the year, increasing during the fourth quarter. During 2004, same-store sales have been somewhat impacted by the repositioning being undertaken in certain markets where Loblaw holds relatively larger market shares. For the year, 86 new corporate and franchised stores were opened and 71 stores were closed resulting in a net increase of 3.4 million square feet or 8.0% from last year. The weighted average net retail square footage increased 6.4% and is below the absolute increase due to the timing of store openings and closures.

Operating Income Operating income for the fourth quarter increased $47 million, or 9.7% from last year, to $530 million. Operating margin for the quarter improved to 8.4% from 7.6% in the comparable period of 2003. EBITDA margin (see Non-GAAP Financial Measures on pages 12 and 13) improved to 10.2% from 9.1% in 2003. Income of $8 million related to the stock-based compensation net of the impact of the associated equity forwards was included in the quarter as compared to $3 million in 2003. The fourth quarter of 2003 included an extra week of earnings and a $25 million charge from the voluntary early retirement offer accepted by Ontario employees affected by *The Real Canadian Superstore* ("*The RCSS*") labour arrangement. The gross margin percentage for the quarter was relatively flat when compared to the same quarter last year as the investment in selling prices in certain markets was offset by improved buying synergies. The improvement in operating margins also resulted from the continued focus on administrative cost control and the efficiency improvements in supply chain operations in addition to the efficiencies gained from leveraging off a higher sales base. Fixed asset impairment and accelerated depreciation charges of $8 million (2003 – $3 million) for the quarter and $22 million (2003 – $4 million) for the year were also included in operating income. This increase resulted mainly from the repositioning of the Ontario banner portfolio with the addition of *The RCSS* banner.

Operating income for the full year of 2004 increased $185 million, or 12.6%, to $1,652 million, with an operating margin of 6.3% as compared to 5.8% in the corresponding period in 2003. EBITDA margin for the year improved to 8.1% from 7.4% in 2003. The $25 million charge taken for *The RCSS* labour arrangement in 2003 and improvements in cost control and efficiencies in 2004 consistent with those described above also contributed to the increase in the full year operating margin. The gross margin percentage for 2004 improved mainly due to buying synergies. *President's Choice Financial* services, which includes President's Choice Bank, a wholly owned subsidiary of the Company, contributed to the increase in operating income for both the quarter and full year. The income associated with the credit card portfolio and other financial offerings was partially offset by increased loyalty program and other operating expenses.

Interest Expense For the fourth quarter, interest expense increased $4 million, or 7.7%, to $56 million from $52 million in 2003. An additional $5 million of interest expense was included in 2003 due to the additional week. Interest on long term debt decreased $2 million to $67 million primarily as a result of the additional 53rd week in 2003, which was partially offset by the incremental interest on the $200 million of Medium Term Notes ("MTN") issued during the first quarter of 2004. Interest on

financial derivative instruments includes the net positive effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards of $6 million (2003 – $11 million). Interest expense capitalized to fixed assets totaled $5 million (2003 – $8 million). Interest expense for the full year increased $43 million to $239 million from $196 million in 2003. This resulted mainly from higher average long term borrowing levels partially offset by the impact of the 53rd week in 2003, a decrease in interest income on financial derivative instruments mainly due to the maturity of interest rate swaps during the year and lower interest capitalized to fixed assets.

Income Taxes Loblaw's effective income tax rate for the fourth quarter decreased to 28.9% from 31.8% in the same period in 2003. This resulted primarily from the 2004 Canadian federal statutory income tax rate decline and from the 2003 $7 million charge for an adjustment to future income tax balances due to the increase in corporate income tax rates in Ontario partially offset by a change in the proportion of taxable income across different tax jurisdictions.

The 2004 full year effective income tax rate decreased to 31.5% from 33.5% in 2003. This was a result of the Canadian federal statutory income tax rate decline, the successful resolution in the first quarter of 2004 of certain income tax matters from a previous year of $14 million and from the 2003 $7 million charge for an adjustment to future income tax balances due to the increase in corporate income tax rates in Ontario partially offset by the change in the income tax impact related to stock-based compensation and the associated equity forwards and in the proportion of taxable income across different tax jurisdictions.

Net Earnings Net earnings for the fourth quarter increased $43 million, or 14.6%, to $337 million from $294 million in 2003 and increased 14.6% to $968 million for the full year. Basic net earnings per common share, for the fourth quarter, increased 16 cents, or 15.0 %, to $1.23 from $1.07 in 2003 and increased 46 cents or 15.0%, to $3.53 for the full year. The fourth quarter 2004 basic net earnings per common share included a positive impact of 6 cents per common share from the net after tax effect of the stock-based compensation and the associated equity forwards as compared to 5 cents per common share in the fourth quarter of 2003. On a full year basis, there was no corresponding impact on basic net earnings per common share in 2004 and a positive 6 cents per common share impact in 2003.

FINANCIAL CONDITION

Financial Ratios Loblaw maintained a solid financial position throughout 2004. The net debt to equity ratio (see Non-GAAP Financial Measures on pages 12 and 13) of .71:1 at the end of 2004 compared to .79:1 at year end 2003. Shareholders' equity increased $724 million from year end 2003, or 15.4%, to $5.4 billion. For 2004 the interest coverage ratio was 6.9 times compared to 7.5 times for 2003 reflecting proportionately higher interest in the first half of the year.

The Company's return on average total assets (see Non-GAAP Financial Measures on pages 12 and 13) was 14.1% at the end of 2004 compared to 13.8% at year end 2003. Return on average shareholders' equity was 19.2% at the end of 2004 compared to 19.3% at year end 2003.

Common Dividends As declared by Loblaw's Board of Directors, a quarterly dividend of 19 cents per common share was paid on December 30, 2004. The quarterly dividend increased by approximately 27% over the prior year.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274.3 million common shares were outstanding at quarter end. Further information on the Company's outstanding share capital is provided in Note 12 to the unaudited interim period consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operating Activities Fourth quarter cash flows from operating activities were $894 million compared to $553 million in the comparable period of 2003. The increase resulted mainly from higher net earnings before depreciation and amortization and improvements in the change in non-cash working capital, primarily accounts payable and accrued liabilities. For the full year, cash flows from operating activities were $1,443 million compared to $1,032 million in 2003. The increase resulted from higher net earnings before depreciation and amortization, a decrease in defined benefit pension plan contributions of $51 million ($34 million due to a higher voluntary lump sum contribution made in 2003) and improvements in the change in non-cash working capital, primarily accounts payable and accrued liabilities.

Annual cash flows from operating activities covered a large portion of funding requirements and exceeded Loblaw's 2004 capital investment program of $1.3 billion.

Cash Flows used in Investing Activities Fourth quarter cash flows used in investing activities were $430 million compared to $408 million in 2003. For the full year, cash flows used in investing activities were $1,177 million compared to $1,448 million in 2003. This decrease for the year resulted mainly from a shortening in the maturity profile of the Company's short term investments portfolio.

Capital investment amounted to $344 million (2003 – $441 million) for the fourth quarter and $1,258 million (2003 – $1,271 million) for the full year, as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

In the fourth quarter, President's Choice Bank securitized $25 million (2003 – $20 million) of credit card receivables, under its securitization program and $227 million (2003 – $202 million) throughout 2004. The securitizations yielded a nominal gain. At the end of the year, $785 million of the total credit card receivable portfolio of $968 million was securitized.

Cash Flows used in/from Financing Activities Fourth quarter cash flows used in financing activities were $489 million compared to $170 million in 2003. During the fourth quarter, the Company repaid its $100 million of 6.35% Series 1997 Provigo Inc. Debenture as it matured. For the full year, cash flows used in financing activities were $290 million compared to cash flows from financing activities of $386 million in 2003 due to issuing less debt relative to the same period last year. During the year cash, cash equivalents and short term investments were used thereby decreasing the issuance of commercial paper. The reduction in a portion of the United States dollar denominated cash, cash equivalents and short term

investments resulted in a corresponding decrease in a portion of the outstanding cross currency basis swaps and in a minimal net earnings impact. During the first quarter of 2004, Loblaw issued $200 million of 6.15% MTN due 2035 under its 2003 Base Shelf Prospectus.

Subsequent to year end, the Company issued $300 million of 5.90% MTN due 2036, to refinance the $100 million of 6.35% of Provigo Inc. Debenture which matured in the fourth quarter and the $200 million of 6.95% of Loblaw MTN which matured in the first quarter of 2005. The Company currently has $45 million of MTN capacity available to be issued pursuant to its 2003 Base Shelf Prospectus.

During the first quarter of 2004, Loblaw renewed its Normal Course Issuer Bids ("NCIB") to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,734,830 of its common shares, representing approximately 5% of the common shares outstanding. Loblaw, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market prices of such shares.

Pursuant to its NCIB, Loblaw in 2004 purchased for cancellation 576,100 of its common shares for $35 million.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. Each of the quarters presented were 12 weeks in duration except for the third quarter which was 16 weeks in duration for each of 2004 and 2003 and the fourth quarter of 2003 which was 13 weeks in duration due to the 53 week fiscal year in 2003.

Summary of Quarterly Results [1] (unaudited)

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
($ millions except where otherwise indicated)	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 6,329	$ 6,373	$ 8,134	$ 7,673	$ 6,069	$ 5,798	$ 5,677	$ 5,376
Net earnings	$ 337	$ 294	$ 258	$ 218	$ 197	$ 182	$ 176	$ 151
Net earnings per common share								
Basic ($)	$ 1.23	$ 1.07	$ .94	$ .79	$ .72	$ .66	$ .64	$ .55
Diluted ($)	$ 1.22	$ 1.06	$ .94	$ .79	$ .71	$ .65	$ .64	$ .55

(1) The implementation of EIC 144 has not resulted in a material change in the current and prior year's quarterly net earnings.

Sales growth and same-store sales growth in 2004 have been impacted by various factors. Fourth quarter sales in 2004 decreased 0.7% including an approximate 7.5% negative impact for the 53rd week in 2003. On an equivalent 52 week basis, sales growth in 2004 gained momentum during the last half of the year. Net retail square footage increased by 3.4 million square feet in 2004 and was somewhat weighted over the last two quarters. Same-store sales growth was reasonably consistent during the year

varying between 1.2% and 2.0%. Overall food price inflation during the first half of the year was nominal and included the effects of food price deflation in certain markets. Inflation trended upwards in the latter half of the year. Cost control and operating efficiency improvements and buying synergies in 2004 have contributed to the increase in net earnings. Fourth quarter operating income in 2003 was negatively impacted by the $25 million charge from the voluntary early retirement offer accepted by Ontario employees affected by *The RCSS* labour arrangement. Quarter-to-quarter variability in operating income and net earnings was also caused by the fluctuation in stock-based compensation net of the impact of the associated equity forwards as a result of changes in the market price of the Company's common shares. Proportionately higher interest expense was absorbed in the first half of the year as a result of relatively higher average long term borrowing levels. The effective income tax rate declined over last year mainly as a result of the 2% reduction in the federal statutory income tax rate. Income tax expense includes a reversal of $14 million due to the successful resolution in the first quarter of 2004 of certain income tax matters from a previous year and includes a $7 million charge in the fourth quarter of 2003 for an adjustment to future income tax balances due to the increase in corporate income tax rates in Ontario.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Pension, Post-Retirement and Post-Employment Benefits Certain estimates and assumptions are used in actuarially determining the Company's defined pension and other benefit plans expense and accrued benefit plan obligations. These estimates and assumptions include management's best estimate of the expected long term rate of return on plan assets, salary escalation, retirement ages, expected growth of health care costs and discount rates. Market values are used to value benefit plan assets.

Three significant assumptions used to calculate the pension and other benefit plans expense and the related benefit obligations are the discount rate, the expected long term rate of return on plan assets and the expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and other benefit plans expense, and in accrued benefit plan assets and liabilities and could therefore

materially affect the Company's operating income and consolidated balance sheet. The magnitude of any immediate impact is mitigated by the fact that net actuarial gains and losses in excess of more than 10% of the greater of the accrued benefit plan obligation and the market value of the benefit plan assets are amortized on a straight-line basis over the average remaining service period of the active employees. Changes in financial market returns and interest rates could also result in changes in funding requirements for the Company's defined benefit pension plans.

The discount rate is based on current market interest rates, assuming a portfolio of Corporate AA bonds with terms to maturity that, on average, match the terms of the obligation. The appropriate discount rate is determined at September 30 every year. For 2004, the discount rate for pension benefit plans and other benefit plans expense was 6.25% and 6.0% respectively and compared to 6.5% and 6.2% respectively in 2003. The expected long term rate of return on plan assets for pension benefit plans for each of 2004 and 2003 was 8.0%. The expected growth rate in health care costs was based on external data and the Company's own historical trends for health care costs and was, in 2004, consistent with that of 2003. A table illustrating the sensitivity of a 1% change in each of these significant assumptions on the accrued benefit plan obligations and the benefit plan expense for pension and other benefit plans is included on page 38 in the MD&A section of the Company's 2003 Annual Report.

Goodwill Goodwill is not amortized and is assessed for impairment at the reporting unit level at least annually. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company determines the fair value of its reporting units using a discounted cash flow model corroborated by other valuation techniques such as market multiples. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with strategic plans presented to the Company's Board of Directors. Discount rates are based on an industry weighted average cost of capital. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. Based on the analysis performed to date, the fair value of each of the reporting units exceeded its carrying value, therefore no goodwill impairment was identified.

Income Taxes Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income

taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment. The financial statement carrying values of assets and liabilities are subject to accounting estimates inherent in those balances. The income tax bases of assets and liabilities are based upon the interpretation of income tax legislation across various jurisdictions. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by the regulatory authorities. Management believes it has adequately provided for income taxes based on current available information.

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheet, a charge or credit to income tax expense and may result in cash payments or receipts.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective January 4, 2004, the Company implemented the new accounting standards concerning fixed assets, financial derivative instruments and asset retirement obligations issued by the Canadian Institute of Chartered Accountants as discussed below:

- Section 3063, "Impairment of Long-lived Assets", addresses the recognition, measurement and disclosure of impairment of long-lived assets held-for-use. Long-lived assets are reviewed for impairment when events or circumstances indicate that their carrying value exceeds the sum of the undiscounted cash flows expected from their use and eventual disposal. An impairment loss is measured as the amount by which the long-lived assets' carrying value exceeds the fair value. Accordingly, the Company reviews long-lived assets for impairment annually. Asset groups are reviewed for impairment at their lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. For purposes of annually reviewing store assets for impairment, store net cash flows are grouped together by primary market areas, where cash flows are largely dependent on each other. Primary markets are regional areas where the Company operates a number of store formats within close proximity to each other. If an indicator of impairment exists, such as sustained negative operating cash flows, then an estimate of undiscounted future cash flows of each such store is prepared and compared to its carrying value. If store assets are determined to be impaired, the impairment loss is measured as the excess of the carrying value over its fair value. In addition, the Company evaluates the carrying value of store assets whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. These events or changes in circumstances include a commitment to close, relocate or convert a store where the carrying value of its assets is greater than the expected future cash flows.

  The standard was applied prospectively, with no material impact on the Company's financial condition or results of operations.

- Accounting Guideline ("AcG") 13, "Hedging Relationships", addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Financial derivative instruments not designated within an AcG 13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statement of earnings in

accordance with the Emerging Issues Committee Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments".

Pursuant to the requirements of AcG 13, the Company has formally identified and documented the following hedging relationships: cross currency basis swaps and interest rate swaps as cash flow hedges against its exposure to fluctuations in the foreign currency exchange rate and interest rates on a portion of its United States dollar denominated assets, principally cash equivalents and short term investments; the electricity forward contract as a cash flow hedge of price volatility of the Company's electricity costs in Ontario, Canada; and interest rate swaps as a cash flow hedge of the variable interest rate exposure on commercial paper. Effectiveness tests were also performed to establish that both at inception and prospectively the hedging relationships will be effective. The accounting policies for hedging relationships that meet the requirements prescribed by AcG 13, are consistent with those described in the notes to the Company's audited annual consolidated financial statements for the year ended January 3, 2004.

Hedging relationships that ceased to be eligible for hedge accounting under AcG 13 were discontinued as of January 4, 2004. The financial derivative instruments in these hedging relationships which were previously recorded on an accrual basis were fair valued as of January 4, 2004 and the resulting fair value loss was deferred and is being amortized over the original hedge term of approximately three years. The impact on the Company's financial condition and results of operation was not material. Subsequent changes in the fair value of these financial derivative instruments will be recognized in interest expense prospectively.

- Section 3110, "Asset Retirement Obligations", establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. A liability associated with the retirement of long-lived assets is recorded at its estimated fair value in the period in which the legal obligation is incurred and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

  Accordingly, the Company has recognized a discounted liability associated with obligations arising from provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. The standard was implemented retroactively, with restatement of the prior period's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $4 million (net of future income taxes recoverable of $2 million), an increase in fixed assets of $2 million and an increase in other liabilities of $8 million. The impact on net earnings for each of 2003 and 2004 was not material.

- Emerging Issues Committee Abstract 144, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EIC 144") was issued in January 2004. EIC 144 provides that cash consideration received from a vendor is presumed to be a reduction in the cost of the vendor's products or services and should, therefore, be characterized as a reduction in the cost of sales and the related inventory when recognized in the customer's income statement and balance sheet. Certain

exceptions apply if the consideration is a payment for assets or services delivered to the vendor or for reimbursements of selling costs incurred to promote the vendor's products, provided that certain conditions are met. EIC 144 requires retroactive application to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the third quarter of 2004, the Company implemented EIC 144 retroactively with restatement of the comparative periods for the current and prior year.

The Company receives allowances from certain of its vendors whose products it purchases for resale. These allowances are received for a variety of buying and/or merchandising activities, including vendor programs such as volume purchase allowances, purchase discounts, listing fees and exclusivity allowances. As a result of implementing EIC 144 the timing of recognition of certain vendor allowances has changed. Upon retroactive implementation of EIC 144, the Company recorded a decrease to opening retained earnings for 2003 of $38 million (net of current future income taxes recoverable of $11 million), a decrease to inventory of $32 million and an increase in accounts payable and accrued liabilities of $17 million. Current and prior year annual and quarterly net earnings were not materially impacted.

FUTURE ACCOUNTING STANDARDS

AcG 15, "Consolidation of Variable Interest Entities", provides guidance for applying consolidation principles to entities that are subject to control on a basis other than ownership through voting interests. The Company has identified a number of entities that may be variable interest entities ("VIEs") and is continuing to evaluate which of these entities the Company may be required to consolidate commencing in the first quarter of fiscal 2005. The independent trust which provides financing loans to the Company's independent franchisees had previously been identified as a VIE. During the fourth quarter of 2004, structural changes were made to independent trust. The Company believes that under the new structure, consolidation of the independent trust with the Company will not be required under the existing accounting standards. The Company continues to assess the implications of AcG 15 on certain other arrangements, including independent franchise arrangements and certain third party warehousing arrangements. Some of the Company's independent franchisees may be VIEs and, therefore may be subject to consolidation by the Company. The consolidation of these VIEs will have no impact on the underlying risks to the Company. The Company will complete its assessment of the implications of AcG 15 and implement this guidance in the first quarter of fiscal 2005.

OUTLOOK

In the year ahead Loblaw will look to reach several new important milestones. A new head office facility in Brampton, Ontario is scheduled to open in the third quarter of 2005 which will allow for the combination of several administrative and operating offices from across southern Ontario into one facility. The internal reorganizations involving the merchandising, procurement and operations groups will proceed, including the transfer of the general merchandise operations from Calgary, Alberta to the new office facility. Through continued assessment of our supply chain network, we expect to identify areas for further synergistic opportunities. These initiatives are expected to provide significant future opportunities for

Loblaw but may, in the interim, require costs to be incurred which will be quantified over the next several months as options are assessed. Loblaw continues to follow its well established strategies, investing appropriately to ensure its long term growth and expects continued good sales and net earnings growth in 2005.

ADDITIONAL INFORMATION

Additional information, including the Company's Annual Information Form, has been filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

All operating and financial results contained within this document were reported on a 52 week period in 2004 and compared to a 53 week period in 2003, unless otherwise noted. Sales growth on a comparable or equivalent 12 or 52 week basis is referenced within this document and is calculated as indicated in the table on page 2.

EBITDA The Company believes EBITDA is useful as an indicator of its operational performance and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program. The following table reconciles EBITDA to Canadian GAAP measures reported in the unaudited consolidated statements of earnings for the periods ended January 1, 2005 and January 3, 2004, respectively:

($ millions)	2004 (12 weeks)	2003 (13 weeks)	2004 (52 weeks)	2003 (53 weeks)
Operating income	$ 530	$ 483	$ 1,652	$ 1,467
Depreciation and amortization	117	94	473	393
EBITDA	$ 647	$ 577	$ 2,125	$ 1,860

Net Debt The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments and believes this measure is useful in evaluating the amount of leverage employed by the Company. The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited consolidated balance sheets as at January 1, 2005 and January 3, 2004, respectively:

($ millions)	2004	2003
Bank indebtedness	$ 28	$ 38
Commercial paper	473	603
Long term debt due within one year	216	106
Long term debt	3,935	3,956
Less: Cash and cash equivalents	549	618
Short term investments	275	378
Net debt	$ 3,828	$ 3,707

Total Assets The Company uses the return on average total assets ratio to measure the performance of operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in this ratio. The Company believes this results in a more accurate measure of the performance of its operating assets. The following table reconciles total assets used in the return on average total assets measure to Canadian GAAP measures reported in the unaudited consolidated balance sheets as at January 1, 2005 and January 3, 2004, respectively:

($ millions)	2004	2003 restated (1)
Total assets	$ 13,046	$ 12,184
Less: Cash and cash equivalents	549	618
Short term investments	275	378
Total assets	$ 12,222	$ 11,188

(1) Certain prior period's information was restated due to the implementation of Section 3110 and EIC 144 as discussed in Note 1 to the unaudited interim period consolidated financial statements.

Consolidated Statements of Earnings

(unaudited)

For the periods ended January 1, 2005 and January 3, 2004 ($ millions except where otherwise indicated)	2004 (12 weeks)	2003 (13 weeks)	2004 (52 weeks)	2003 (53 weeks)
SALES	$ 6,329	$ 6,373	$ 26,209	$ 25,220
OPERATING EXPENSES				
Cost of sales, selling and administrative expenses (note 1)	5,682	5,796	24,084	23,360
Depreciation and amortization	117	94	473	393
	5,799	5,890	24,557	23,753
OPERATING INCOME	530	483	1,652	1,467
Interest Expense (note 2)	56	52	239	196
EARNINGS BEFORE INCOME TAXES	474	431	1,413	1,271
Income Taxes (note 7)	137	137	445	426
NET EARNINGS	$ 337	$ 294	$ 968	$ 845
NET EARNINGS PER COMMON SHARE ($) (note 3)				
Basic	$ 1.23	$ 1.07	$ 3.53	$ 3.07
Diluted	$ 1.22	$ 1.06	$ 3.51	$ 3.05

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Retained Earnings

(unaudited)

For the periods ended January 1, 2005 and January 3, 2004 ($ millions except where otherwise indicated)	2004 (52 weeks)	2003 (53 weeks)
RETAINED EARNINGS, BEGINNING OF PERIOD AS PREVIOUSLY REPORTED	$ 3,538	$ 2,929
Impact of implementing new accounting standards (note 1)	(42)	(42)
RETAINED EARNINGS, BEGINNING OF PERIOD AS RESTATED	3,496	2,887
Net earnings	968	845
Premium on common shares purchased for cancellation (note 12)	(33)	(71)
Dividends declared per common share – 76¢ (2003 – 60¢)	(209)	(165)
RETAINED EARNINGS, END OF PERIOD	$ 4,222	$ 3,496

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

As at January 1, 2005 and January 3, 2004 ($ millions)	2004 (unaudited)	2003 restated (note 1)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 549	$ 618
Short term investments	275	378
Accounts receivable (note 4)	665	588
Inventories	1,821	1,746
Future income taxes	109	113
Prepaid expenses and other assets	32	31
Total Current Assets	3,451	3,474
Fixed Assets	7,113	6,390
Goodwill (note 9)	1,621	1,607
Future Income Taxes		7
Other Assets	861	706
TOTAL ASSETS	$ 13,046	$ 12,184
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 28	$ 38
Commercial paper	473	603
Accounts payable and accrued liabilities	2,387	2,271
Income taxes	109	140
Long term debt due within one year (note 11)	216	106
Total Current Liabilities	3,213	3,158
Long Term Debt (note 11)	3,935	3,956
Future Income Taxes	212	146
Other Liabilities	272	234
TOTAL LIABILITIES	7,632	7,494
SHAREHOLDERS' EQUITY		
Common Share Capital (note 12)	1,192	1,194
Retained Earnings	4,222	3,496
TOTAL SHAREHOLDERS' EQUITY	5,414	4,690
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,046	$ 12,184

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

(unaudited)

For the periods ended January 1, 2005 and January 3, 2004 ($ millions)	2004 (12 weeks)	2003 (13 weeks)	2004 (52 weeks)	2003 (53 weeks)
OPERATING ACTIVITIES				
Net earnings	$ 337	$ 294	$ 968	$ 845
Depreciation and amortization	117	94	473	393
Future income taxes	14	25	67	50
Change in non-cash working capital	436	121	(99)	(250)
Other	(10)	19	34	(6)
CASH FLOWS FROM OPERATING ACTIVITIES	894	553	1,443	1,032
INVESTING ACTIVITIES				
Fixed asset purchases	(344)	(441)	(1,258)	(1,271)
Short term investments	(42)	96	83	(114)
Proceeds from fixed asset sales (note 6)	64	26	110	35
Credit card receivables, after securitization (note 4)	(100)	(84)	(34)	(16)
Franchise investments and other receivables	2	11	(26)	(48)
Other	(10)	(16)	(52)	(34)
CASH FLOWS USED IN INVESTING ACTIVITIES	(430)	(408)	(1,177)	(1,448)
FINANCING ACTIVITIES				
Bank indebtedness	27	38	(11)	38
Commercial paper	(363)	(335)	(130)	70
Long term debt – Issued (note 11)		200	200	655
– Retired	(101)		(103)	(102)
Common share capital – Issued				2
– Retired (note 12)		(31)	(35)	(76)
Dividends	(52)	(41)	(209)	(198)
Other		(1)	(2)	(3)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES	(489)	(170)	(290)	386
Effect of foreign currency exchange rate changes on cash and cash equivalents	(20)	(26)	(45)	(175)
Change in Cash and Cash Equivalents	(45)	(51)	(69)	(205)
Cash and Cash Equivalents, Beginning of Period	594	669	618	823
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 549	$ 618	$ 549	$ 618

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application with those used in the preparation of the audited annual consolidated financial statements for the year ended January 3, 2004 except as described below. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2003 Annual Report.

Effective January 4, 2004, the Company implemented the new accounting standards concerning fixed assets, financial derivative instruments and asset retirement obligations issued by the Canadian Institute of Chartered Accountants as discussed below:

Fixed Assets Section 3063, "Impairment of Long-lived Assets", addresses the recognition, measurement and disclosure of impairment of long-lived assets held-for-use. Long-lived assets are reviewed for impairment when events or circumstances indicate that their carrying value exceeds the sum of the undiscounted cash flows expected from their use and eventual disposal. An impairment loss is measured as the amount by which the long-lived assets' carrying value exceeds the fair value. Accordingly, the Company reviews long-lived assets for impairment annually. Asset groups are reviewed for impairment at their lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. For purposes of annually reviewing store assets for impairment, store net cash flows are grouped together by primary market areas, where cash flows are largely dependent on each other. Primary markets are regional areas where the Company operates a number of store formats within close proximity to each other. If an indicator of impairment exists, such as sustained negative operating cash flows, then an estimate of undiscounted future cash flows of each such store is prepared and compared to its carrying value. If store assets are determined to be impaired, the impairment loss is measured as the excess of the carrying value over its fair value. In addition, the Company evaluates the carrying value of store assets whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. These events or changes in circumstances include a commitment to close, relocate or convert a store where the carrying value of its assets is greater than the expected future cash flows.

The standard was applied prospectively, with no material impact on the Company's financial condition or results of operations.

Financial Derivative Instruments Accounting Guideline ("AcG") 13, "Hedging Relationships", addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Financial derivative instruments not designated within an AcG 13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statement of earnings in accordance with the Emerging Issues Committee ("EIC") Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments".

Pursuant to the requirements of AcG 13, the Company has formally identified and documented the following hedging relationships: cross currency basis swaps and interest rate swaps as cash flow hedges against its exposure to fluctuations in the foreign currency exchange rate and interest rates on a portion of its United States dollar denominated assets, principally cash equivalents and short term investments; the electricity forward contract as a cash flow hedge of price volatility of the Company's electricity costs in Ontario, Canada; and interest rate swaps as a cash flow hedge of the variable interest rate exposure on commercial paper. Effectiveness tests were also performed to establish that both at inception and prospectively the hedging relationships will be effective. The accounting policies for hedging relationships that meet the requirements prescribed by AcG 13, are consistent with those described in the Company's audited annual consolidated financial statements for the year ended January 3, 2004.

Hedging relationships that ceased to be eligible for hedge accounting under AcG 13 were discontinued as of January 4, 2004. The financial derivative instruments in these hedging relationships which were previously recorded on an accrual basis were fair valued as of January 4, 2004 and the resulting fair value loss was deferred and is being amortized over the original hedge term of approximately three years. The resulting impact on the financial condition and results of operation was not material. Subsequent changes in the fair value of these financial derivative instruments will be recognized in interest expense prospectively.

Asset Retirement Obligations Section 3110, "Asset Retirement Obligations", establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. A liability associated with the retirement of long-lived assets is recorded at its estimated fair value in the period in which the legal obligation is incurred and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. The standard was implemented retroactively, with restatement of the prior period's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $4 million (net of future income taxes recoverable of $2 million), an increase in fixed assets of $2 million and an increase in other liabilities of $8 million. The impact on net earnings for each of 2003 and 2004 was not material.

Vendor Allowances EIC Abstract 144, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EIC 144") was issued in January 2004. EIC 144 provides that cash consideration received from a vendor is presumed to be a reduction in the cost of the vendor's products or services and should, therefore, be characterized as a reduction in the cost of sales and the related inventory when recognized in the customer's income statement and balance sheet. Certain exceptions apply if the consideration is a payment for assets or services delivered to the vendor or for reimbursements of selling costs incurred to promote the vendor's products, provided that certain conditions are met. EIC 144 requires retroactive application to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the third quarter of 2004, the Company implemented EIC 144 retroactively with restatement of the comparative periods for the current and prior year.

The Company receives allowances from certain of its vendors whose products it purchases for resale. These allowances are received for a variety of buying and/or merchandising activities, including vendor programs such as volume purchase allowances, purchase discounts, listing fees and exclusivity allowances. As a result of implementing, the timing of recognition of certain vendor allowances has changed. Upon retroactive implementation of EIC 144, the Company recorded a decrease to opening retained earnings for 2003 of $38 million (net of current future income taxes recoverable of $11 million), a decrease to inventory of $32 million and an increase in accounts payable and accrued liabilities of $17 million. Current and prior year annual and quarterly net earnings were not materially impacted.

Use of Estimates and Assumptions The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to pension, post-retirement and post-employment benefits, goodwill and income taxes, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

Comparative information Certain prior periods information was reclassified to conform with the current period's presentation and was restated due to the implementation of Section 3110 and EIC 144, as described above.

NOTE 2. INTEREST EXPENSE

($ millions)	2004 (12 weeks)	2003 (13 weeks)	2004 (52 weeks)	2003 (53 weeks)
Interest on long term debt	$ 67	$ 69	$ 290	$ 269
Interest on financial derivative instruments	(6)	(11)	(30)	(45)
Net short term interest		2		5
Capitalized to fixed assets	(5)	(8)	(21)	(33)
Interest expense	$ 56	$ 52	$ 239	$ 196

Net interest paid in the fourth quarter and for the year was $73 million and $254 million (2003 – $67 million and $211 million), respectively.

NOTE 3. BASIC AND DILUTED NET EARNINGS PER COMMON SHARE

	2004 (12 weeks)	2003 (13 weeks)	2004 (52 weeks)	2003 (53 weeks)
Net earnings ($ millions)	$ 337	$ 294	$ 968	$ 845
Weighted average common shares outstanding (in millions)	274.3	275.1	274.3	275.4
Dilutive effect of stock-based compensation (in millions)	1.5	1.8	1.6	1.7
Diluted weighted average common shares outstanding (in millions)	275.8	276.9	275.9	277.1
Basic net earnings per common share ($)	$ 1.23	$ 1.07	$ 3.53	$ 3.07
Dilutive effect of stock-based compensation per common share ($)	(.01)	(.01)	(.02)	(.02)
Diluted net earnings per common share ($)	$ 1.22	$ 1.06	$ 3.51	$ 3.05

NOTE 4. CREDIT CARD RECEIVABLES

During the fourth quarter, President's Choice Bank, a wholly owned subsidiary of the Company, securitized $25 million (2003 – $20 million) of credit card receivables, under its securitization program and $227 million (2003 – $202 million) throughout 2004. The securitizations yielded a nominal gain.

NOTE 5. FIXED ASSETS

Fixed asset impairment and accelerated depreciation charges of $8 million (2003 – $3 million) for the fourth quarter and $22 million (2003 – $4 million) for the year were recognized in operating income. These charges were primarily as a result of an evaluation of the carrying value of fixed assets upon the occurrence of a change in circumstances including a commitment to close, relocate or convert a store. The majority of the charges in 2004 resulted from the repositioning of the Ontario banner portfolio. The fair values were determined using quoted market prices where available, independent offers to purchase where available or prices for similar assets.

NOTE 6. SALE-LEASEBACK TRANSACTION

On December 21, 2004, the Company completed two sale-leaseback transactions involving two of its warehouses. Under these transactions, the land, buildings and building improvements at the locations were sold for total cash consideration of $44 million and leased back for initial terms of 5 years, with specified renewal options for up to 15 years. These leasebacks are accounted for as operating leases. The $14 million gain on the sale-leaseback transactions was deferred and is being amortized over the initial lease terms.

NOTE 7. INCOME TAXES

During the first quarter, the Company recognized a $14 million reduction to the income tax provision as a result of the successful resolution of certain income tax matters from a previous year.

During the fourth quarter of 2003, the Ontario government enacted both the repeal of the income tax rate reductions of 1.5% scheduled for each of 2004, 2005 and 2006 and the increase in the provincial income tax rate of 14% in 2004 from 12.5% in 2003. Therefore, future income tax balances were adjusted resulting in a $7 million charge to future income tax expense in 2003.

Net income taxes paid in the fourth quarter and for the year were $88 million and $400 million (2003 – $87 million and $399 million), respectively.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. SPECIAL VOLUNTARY EARLY RETIREMENT PROGRAM

In connection with the labour arrangement for *The Real Canadian Superstore* in Ontario, the Company recognized a charge of $25 million in operating income during the fourth quarter of 2003 relating to the voluntary early retirement offers accepted by certain employees of Locals 1000A and 1977 of the United Food and Commercial Workers ("UFCW") union. During the first quarter of 2004, a net charge of $1 million was recognized in operating income, representing an adjustment to the 2003 charge net of an additional amount associated with the acceptance of a voluntary early retirement offer by certain employees of Local 175 of the UFCW union. Approximately $5 million of this accrual was paid by the end of 2003. During 2004, $19 million of payments were made including $2 million of payments made during the fourth quarter. At year end 2004, $2 million remains outstanding.

NOTE 9. GOODWILL

During the first quarter, Westfair Foods Ltd. ("Westfair"), a subsidiary of the Company, redeemed its Class A shares at a price of $350 per share for cash consideration of $8 million. Previously, the minority interest related to these Class A shares was an immaterial amount and was included in other liabilities. This transaction was accounted for as a step-by-step purchase of Westfair, which resulted in the Company recognizing $8 million of goodwill.

In the normal course of business, the Company may acquire from time to time franchisee stores and convert them to corporate stores. In 2004, the Company acquired 5 franchisee businesses (2003 – 15 franchisee businesses). The acquisitions were accounted for using the purchase method of accounting with the results of the businesses acquired included in the Company's consolidated financial statements from the date of acquisition. The fair value of the net assets acquired consisted of a nominal amount of fixed assets (2003 – $7 million) and other assets, principally inventory of $2 million (2003 – $6 million) and goodwill of $6 million (2003 – $8 million) for cash consideration of $6 million (2003 – $11 million), net of accounts receivable due from the franchisees of $2 million (2003 – $10 million).

NOTE 10. PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

The Company's total net benefit plan cost recognized in operating income was $20 million and $94 million (2003 – $25 million and $102 million) for the fourth quarter and for the year respectively. The total net benefit plan cost included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and multi-employer pension plans.

NOTE 11. LONG TERM DEBT

During the first quarter, the Company issued $200 million of 6.15% Medium Term Notes ("MTN") due 2035. During the fourth quarter, the Company also repaid its $100 million of 6.35% Series 1997 Provigo Inc. Debenture as it matured.

Subsequent to year end 2004, the Company issued $300 million of 5.90% MTN due 2036 and the $200 million of 6.95% MTN matured.

NOTE 12. COMMON SHARE CAPITAL

(in millions)	2004 (12 weeks)	2003 (13 weeks)	2004 (52 weeks)	2003 (53 weeks)
Actual common shares outstanding	274.3	274.8	274.3	274.8
Weighted average common shares outstanding	274.3	275.1	274.3	275.4

Normal Course Issuer Bids ("NCIB") During 2004, the Company purchased for cancellation 576,100 of its common shares for $35 million pursuant to its NCIB.

NOTE 13. STOCK-BASED COMPENSATION

Stock Option Plan During 2004, the Company issued 3,000 (2003 – 93,200) common shares for cash consideration of $0.1 million (2003 – $2 million) on the exercise of stock options and paid the share appreciation value of $33 million (2003 – $28 million), on the exercise of 985,395 (2003 – 802,701) stock options. In addition, 97,673 (2003 – 140,056) stock options were forfeited or cancelled during 2004. The Company granted 45,000 stock options with a weighted average exercise price of $65.45 per common share under its existing stock option plan, during 2004.

At the end of 2004, a total of 4,365,958 (2003 – 5,407,026) stock options were outstanding and represented approximately 1.6% (2003 – 2.0%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the fourth quarter was $72.02 (2003 – $67.85).

In 2004, the Company recognized in operating income a compensation cost of $35 million (2003 – $32 million) in the fourth quarter and $24 million (2003 – $62 million) for the full year related to its stock option plan and a gain on the fair value impact of the equity forwards of $43 million (2003 – $35 million) in the fourth quarter and $24 million (2003 – $66 million) for the full year.

Subsequent to year end 2004, the Company granted 2,152,252 stock options under its current stock option plan, that allow for settlement in shares or in the share appreciation value in cash at the option of the employee, to 231 employees with an exercise price of $69.63 per common share. Including stock option grants issued subsequent to year end, total stock options outstanding represent approximately 2.4% of the Company's issued and outstanding common shares.

Restricted Share Unit ("RSU") Plan Effective January 1, 2005 the Company adopted a RSU plan for certain key employees. Under the RSU plan, performance periods of three years in duration are designated and commence on the date on which RSUs are awarded to each participant ("Award Date"). In respect of each such designated performance period, a participant is granted a number of RSUs, where each unit has a value equal to one Loblaw common share at the time of grant. Each RSU will be paid out no later than December 30 of the third calendar year following the applicable Award Date. Each RSU entitles the participant to receive a cash payment in the amount calculated with respect to the weighted average trading price of a Loblaw common share on the Toronto Stock Exchange in the three days immediately preceding the end of the performance period for each RSU, which is November 30 of the third calendar year following the applicable Award Date.

At the Award Date, a liability is recorded equal to the fair market value of the RSUs, with a corresponding amount recorded as deferred compensation. The liability is adjusted for changes in the fair market value of the RSUs after the Award Date. The amount of the deferred compensation is amortized on a straight-line basis over the three year performance period and recognized into operating income.

Subsequent to year end 2004, the Company awarded 376,645 RSUs to 231 employees.

Corporate Profile

Loblaw Companies Limited ("Loblaw"), through its operating subsidiaries, is Canada's largest food distributor and is expanding into certain general merchandise categories, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, while taking prudent operating risks supported by a strong balance sheet position.

TRADEMARKS

Loblaw and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw or the licensor and where used in this report are in italics.

INVESTOR RELATIONS

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Senior Vice President, Industry and Investor Relations at the Company's Executive Office or by e-mail at investor@weston.ca.

Additional information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank. The Company holds an analyst call shortly following the release of its quarterly results. This call will be archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This report is printed in Canada on recycled paper.

Loblaw Companies Limited
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922-8500
Fax: (416) 922-7791
www.loblaw.com